Filed by BlackRock Equity Dividend Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock Enhanced Equity Dividend Trust
 Commission File No. 811-21784

IMPORTANT NOTICE:

BLACKROCK EQUITY DIVIDEND TRUST (“BDV”)

We recently mailed you proxy materials and also a follow up reminder notice relating to the proposal to be voted on at a Special Shareholder Meeting of BDV.  The special shareholder meeting was adjourned until January 26, 2012 at 2:00 P.M. EST to allow shareholders, such as yourself, more time to review the materials and submit your voting instructions.  The adjourned meeting will be held at the offices of BlackRock, Inc., 1 University Square Drive, Princeton, NJ 08540-6455.

Understanding every vote counts, this additional special reminder was sent to you because you held a substantial share position of BDV on the record date which remains un-voted. Please help BDV avoid further adjournments, phone calls, costs and mailings by promptly voting your shares.

It is important that you vote.

You can quickly and easily cast your vote by using one of the following options available:

1. Vote Online - by logging onto the website listed on the enclosed voting instructions form;

2. Vote by Touch-Tone Phone - by calling the toll free number on the voting instructions form and following the instructions; or

3. Vote By Mail - by completing and returning your executed voting instructions form in the postage paid envelope provided.

Remember, your vote is very important and counts.  Please exercise your shareholder rights and vote today.

If you have any questions about the proposal, you may call Georgeson Inc., BDV’s proxy solicitor,

toll free at 1-866-856-2826.

If you have already voted, please disregard this notice.

Thank you for voting!